UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Performance Shipping Inc.

(Name of Subject Company (Issuer))

Sphinx Investment Corp.

(Offeror)

Maryport Navigation Corp.

(Parent of Offeror)

George Economou

(Affiliate of Offeror)

(Names of Filing Persons)

Common shares, $0.01 par value

(including the associated Preferred stock purchase rights)

(Title of Class of Securities)

Y67305105

(CUSIP Number of Class of Securities)

Kleanthis Spathias

c/o Levante Services Limited

Leoforos Evagorou 31, 2nd Floor, Office 21

1066 Nicosia, Cyprus

+35 722 010610

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 11 to the Schedule 13D filed by Sphinx Investment Corp. (the “Offeror”), Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 5, 2023 and September 15, 2023, further amended twice on each of October 11, 2023 and October 30, 2023, and further amended on November 15, 2023, December 5, 2023 and March 26, 2024) in respect of the Common Shares of the Company.

CUSIP No. Y67305105

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,310,930 Common Shares stated by the Issuer as being outstanding as at May 29, 2024 in Exhibit 99.1 to Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on May 30, 2024 (the “Form 6-K”).

CUSIP No. Y67305105

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,310,930 Common Shares stated by the Issuer as being outstanding as at May 29, 2024 in its Form 6-K.

CUSIP No. Y67305105

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 12,310,930 Common Shares stated by the Issuer as being outstanding as at May 29, 2024 in its Form 6-K.

This Amendment No. 6 (this “Amendment No. 6”) is filed by the Offeror (as defined below), Maryport (as defined below) and Mr. George Economou and amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2023 and amended and supplemented pursuant to Amendment No. 1 and Amendment No. 2, each of which was filed with the SEC on October 30, 2023, Amendment No. 3 which was filed with the SEC on November 15, 2023, Amendment No. 4 which was filed with the SEC on December 5, 2023, and Amendment No. 5 which was filed with the SEC on March 26, 2024 (such original Tender Offer Statement on Schedule TO as so amended and supplemented (including any exhibits and annexes attached thereto), the “Original Schedule TO”), and as hereby amended and supplemented (including by the exhibits and annexes hereto), together with any subsequent amendments and supplements thereto, this “Schedule TO”) by Sphinx Investment Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Offeror”), Maryport Navigation Corp., a corporation organized under the laws of the Republic of Liberia that is the direct parent of the Offeror (“Maryport”), and Mr. George Economou, who directly owns Maryport and controls each of the Offeror and Maryport. This Schedule TO relates to the tender offer by the Offeror to purchase all of the issued and outstanding common shares, par value $0.01 per share (the “Common Shares”), of Performance Shipping Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”) (including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated as of December 20, 2021, between the Company and Computershare Inc. as Rights Agent (as it may be amended from time to time)), for $3.00 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in (a) the Amended and Restated Offer to Purchase, dated October 30, 2023, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(G), as amended and supplemented by the Supplement to the Amended and Restated Offer to Purchase dated December 5, 2023, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(O) (the “Offer to Purchase”), (b) the related revised Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(H) (the “Letter of Transmittal”), and (c) the related revised Notice of Guaranteed Delivery, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(I) (the “Notice of Guaranteed Delivery”) (which three documents, including any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 11 to the Schedule 13D filed by the Offeror, Maryport and Mr. Economou on August 25, 2023 (and amended on August 31, 2023, September 5, 2023 and September 15, 2023, further amended twice on each of October 11, 2023 and October 30, 2023, and further amended on November 15, 2023, December 5, 2023, and March 26, 2024) in respect of the Common Shares.

This Amendment No. 6 is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 6 by reference. Capitalized terms used and not otherwise defined in this Amendment No. 6 shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11

1.	The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraph thereto:

“On June 27, 2024, the Offeror announced that it has extended the Expiration Date and Time to 11:59 p.m., New York City time, on September 17, 2024. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on June 28, 2024. The Tender Offer Agent has advised the Offeror that as of 5:00 p.m., New York City time, on June 26, 2024, the last full trading day prior to the announcement of the extension of the Offer, 968,154 Shares had been validly tendered into the Offer and not validly withdrawn. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(Q) and is incorporated herein by reference.”

2.	The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as set forth below:

All references to “11:59 p.m., New York City time, on June 28, 2024” set forth in the Amended and Restated Offer to Purchase (Exhibit (a)(1)(G)), Supplement to Amended and Restated Offer to Purchase dated December 5, 2023 (Exhibit (a)(1)(O)), Form of revised Letter of Transmittal (Exhibit (a)(1)(H)), Form of revised Notice of Guaranteed Delivery (Exhibit (a)(1)(I)), Form of revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(J)) and Form of revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(K)) shall be replaced with “11:59 p.m., New York City time, on September 17, 2024.”

3.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the fourth sentence of the discussion set forth under the caption “WHO IS OFFERING TO BUY MY SHARES?” in its entirety and replacing it with the following:

“The Offeror, Maryport and Mr. Economou beneficially own an aggregate of approximately 8.4% of the issued and outstanding Shares, based on the number of Shares publicly disclosed by the Company as outstanding as of May 29, 2024.”

4.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the last sentence of the discussion set forth under the caption “WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?” in its entirety and replacing it with the following:

“According to Exhibit 99.1 to Form 6-K, which was filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 30, 2024, there were 12,310,930 Common Shares outstanding as of May 29, 2024.”

5.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the discussion set forth under the caption “WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?” in its entirety and replacing it with the following:

“On October 10, 2023, the last full trading day before the commencement of the Offer, the closing price of the Shares on the Nasdaq Capital Market was $1.68 per Share. On June 26, 2024, the last full trading day before the filing of Amendment No. 6 to Schedule TO, the closing price of Common Shares reported on the Nasdaq Capital Market was $2.13 per Share. The Offer represents a premium of 78.6% over the Company’s closing Share price on October 10, 2023, and a premium of 40.8% over the Company’s closing Share price on June 26, 2024. We advise you to obtain a recent quotation for the Shares and further consult with your financial and other advisors in deciding whether to tender your Shares. See Section 6 of the Offer to Purchase - “PRICE RANGE OF THE SHARES; DIVIDENDS”.”

6.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the discussion set forth under the caption “ARE THERE ANY CONSEQUENCES OF THE OFFER ON ANY MATERIAL CONTRACTS OF THE COMPANY?” in its entirety and replacing it with the following:

“Certain of the material contracts that the Company has publicly filed with the SEC (including, without limitation, (i) the Equity Incentive Plan; (ii) the Secured Loan Agreement dated August 4, 2023 among Taburao Shipping Company Inc. and Tarawa Shipping Company Inc. as borrowers, the Company as guarantor, the financial institutions listed in schedule 1 thereto as lenders, Nordea Bank Abp as hedge counterparties and Nordea Bank Abp, filial I Norge as bookrunner, agent, and security agent; (iii) the Loan Agreement dated November 1, 2022 between Alpha Bank S.A. as lender, and Garu Shipping Company Inc., as borrower; and (iv) the Loan Agreement dated December 7, 2022 between Alpha Bank S.A., as lender, and Arbar Shipping Company Inc., as borrower) contain provisions that may be triggered upon a “change of control” or “change in control” of the Company as such terms are defined in the applicable underlying material contracts. Further, Company contracts that are not filed with the SEC, which have not been made available to us, may also contain provisions that may be triggered upon a “change of control” or “change in control” of the Company. While the consummation of the Offer may trigger any of the foregoing provisions, the Offer is not conditioned upon obtaining any approvals, consents or waivers with respect to these material contracts. We also expect that the Company has or may enter into contracts with other companies controlled or influenced by members if the Paliou family, and if the Offer is successful, it is possible that the Company or such other companies may seek to terminate, cease performing under or determine not to renew any such contracts. We also cannot predict whether a successful Offer would adversely affect any of the Company’s other existing or prospective commercial relationships. See Section 12 of the Offer to Purchase – “CERTAIN EFFECTS OF THE OFFER”.”

7.	The information set forth in the section of the Offer to Purchase entitled “INTRODUCTION” is hereby amended and supplemented by deleting the eighth full paragraph thereof in its entirety and replacing it with the following:

“According to Exhibit 99.1 to Form 6-K filed by the Company with the SEC on May 30, 2024, there were 12,310,930 Common Shares outstanding as of May 29, 2024. See Section 12 of the Offer to Purchase – “CERTAIN EFFECTS OF THE OFFER”.”

8.	The information set forth in Section 5 of the Offer to Purchase entitled “TAX CONSIDERATIONS” is hereby amended and supplemented by deleting the last paragraph of the discussion set forth under the caption “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” in its entirety and replacing it with the following:

“As indicated in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, the Company does not believe that it was a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2023 and does not anticipate becoming a PFIC in the near future. Except as discussed below under “Passive Foreign Investment Company Rules”, this summary assumes that the Company has not been a PFIC for any prior taxable year and will not be a PFIC for the current taxable year.”

9.	The information set forth in Section 5 of the Offer to Purchase entitled “TAX CONSIDERATIONS” is hereby amended and supplemented by deleting the first paragraph of the discussion set forth under the caption “Passive Foreign Investment Company Rules” in its entirety and replacing it with the following:

“In general, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” As indicated in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, the Company does not believe that it was a PFIC for U.S. federal income tax purposes in 2023 and does not anticipate becoming a PFIC in the near future. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, there can be no assurance that the Company has not been, or will not be, a PFIC for any taxable year.”

10.	The information set forth in Section 6 of the Offer to Purchase entitled “PRICE RANGE OF THE SHARES; DIVIDENDS” is hereby amended and supplemented by deleting the third, fourth, fifth, sixth and seventh full paragraphs thereof in their entirety and replacing them with the following:

“According to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, as of March 26, 2024, the Company had 7 shareholders of record.

According to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, on October 20, 2020, the Company announced that the Board approved a new variable quarterly dividend policy, after previously suspending the quarterly cash dividend on Common Shares since the quarter ended June 30, 2016. On November 9, 2020, the Company made a dividend payment in the aggregate amount of $0.01 per share (or $0.10 per share as adjusted for the reverse stock split effected on November 2, 2020) to the shareholders of record at the close of business on October 30, 2020, with respect to the third quarter of 2020. The Company reports that, if declared, the Company’s variable quarterly dividend is expected to be paid each February, May, August, and November and will be subject to reserves for the replacement of the Company’s vessels, scheduled drydockings, intermediate and special surveys, dividends to holders of preferred shares, if paid in cash, and other purposes as the Board may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, the Company’s growth strategy and other cash needs, as well as the requirements of Marshall Islands law, among other factors. In addition, the Company reports that any credit facility that it may enter into in the future may include restrictions on its ability to pay dividends.

The Company further reports that the actual timing and amount of dividend payments, if any, will be determined by the Board and will be affected by various factors, including the Company’s cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by the Board, increased or unanticipated expenses, a change in the Company’s dividend policy, additional borrowings, and future issuances of securities, among other factors.

According to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, the Company is a holding company, and it depends on the ability of its subsidiaries to distribute funds to the Company to satisfy its financial obligations and make dividend payments. In addition, the Company reports that its existing or future credit facilities may include restrictions on its ability to pay dividends.

According to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.”

11.	The information set forth in Section 7 of the Offer to Purchase entitled “CERTAIN INFORMATION CONCERNING THE COMPANY” is hereby amended and supplemented by deleting the first, second and third full paragraphs thereof in their entirety and replacing them with the following:

“According to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, Performance Shipping Inc. (formerly Diana Containerships Inc.) is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. It maintains its principal executive offices at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece. The Company’s telephone number at that address is +30 216 600 2400. The Company’s agent and authorized representative in the United States is its wholly owned subsidiary, established in the State of Delaware in July 2014 under the name Container Carriers (USA) LLC (which name was changed to Performance Shipping USA LLC as of November 20, 2020), which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

According to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, the Company provides global shipping transportation services through the ownership of tanker vessels. Each of its vessels is owned by a separate wholly owned subsidiary. According to the Form 6-K filed by the Company with the SEC on May 30, 2024, as of May 30, 2024, the Company’s fleet consisted of seven “operating” Aframax tanker vessels, with four additional “newbuilding” LR1 and LR2 tanker vessels expected to be delivered in the fourth quarter of 2025 and first and second quarter of 2026.

According to Exhibit 99.1 to Form 6-K filed by the Company with the SEC on May 30, 2024, there were 12,310,930 Common Shares outstanding as of May 29, 2024.”

12.	The information set forth in Section 8 of the Offer to Purchase entitled “CERTAIN INFORMATION CONCERNING THE OFFEROR” is hereby amended and supplemented by deleting the seventh full paragraph thereof in its entirety and replacing it with the following:

“The Offeror, Maryport and Mr. Economou beneficially own, in the aggregate, 1,033,859 Common Shares representing approximately 8.4% of the issued and outstanding Shares. The foregoing percentage is based upon the 12,310,930 Shares stated by the Company as being outstanding as of May 29, 2024 in Exhibit 99.1 to Form 6-K filed by the Company with the SEC on May 30, 2024.”

13.	Section 10 of the Offer to Purchase entitled “BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH THE COMPANY” is hereby supplemented by adding the following to the end thereof:

“On June 27, 2024, the Offeror filed Amendment No. 6 to Schedule TO with respect to the Offer.”

14.	The information set forth in Section 12 of the Offer to Purchase entitled “CERTAIN EFFECTS OF THE OFFER” is hereby amended and supplemented by:

(1)       deleting the discussion set forth under the caption “MATERIAL CONTRACTS” in its entirety and replacing it with the following:

“Certain of the material contracts that the Company has publicly filed with the SEC, including, without limitation, (i) the Equity Incentive Plan; (ii) the Secured Loan Agreement dated August 4, 2023 among Taburao Shipping Company Inc. and Tarawa Shipping Company Inc. as borrowers, the Company as guarantor, the financial institutions listed in schedule 1 thereto as lenders, Nordea Bank Abp as hedge counterparties and Nordea Bank Abp, filial I Norge as bookrunner, agent, and security agent; (iii) the Loan Agreement dated November 1, 2022 between Alpha Bank S.A. as lender, and Garu Shipping Company Inc., as borrower; and (iv) the Loan Agreement dated December 7, 2022 between Alpha Bank S.A., as lender, and Arbar Shipping Company Inc., as borrower, contain provisions that may be triggered upon a “change of control” or “change in control” of the Company as such terms are defined in the applicable underlying material contracts. The occurrence of a “change of control” or “change in control” of the Company may result in an event of default, cross default and/or accelerated obligations under certain of the agreements that govern the outstanding indebtedness of the Company and its subsidiaries. In addition, for purposes of the Equity Incentive Plan, the occurrence of a “change in control” would result in the vesting of all awards outstanding thereunder. The determination as to whether these provisions are triggered will depend, among other factors, on the number of Shares that are validly tendered in the Offer and the constitution of the Board and the Company’s management team. Further, Company contracts that are not publicly filed with the SEC, which have not been made available to us, may also contain provisions that may be triggered upon a “change of control” or “change in control” of the Company. We also expect that the Company has or may enter into contracts with other companies controlled or influenced by members if the Paliou family, and if the Offer is successful, it is possible that the Company or such other companies may seek to terminate, cease performing under or determine not to renew any such contracts. We also cannot predict whether a successful Offer would adversely affect any of the Company’s other existing or prospective commercial relationships.

While the consummation of the Offer may trigger any of the foregoing provisions, the Offer is not conditioned upon obtaining any approvals, consents or waivers with respect to these material contracts. The Offeror believes that the most advantageous course of action would be for the Company to seek to obtain such approvals, consents or waivers. However, if the Company refuses to do so, then the Offeror plans to use its commercially reasonable efforts to negotiate with such third parties (to the extent it is able to do so prior to the consummation of the Offer) and to seek to obtain appropriate financing, refinancing or bridge financing from third parties or from affiliates of the Offeror such that the trigger of these provisions will not be detrimental to the Company.”

(2)       deleting the discussion set forth under the caption “TAXATION” in its entirety and replacing it with the following:

“As indicated in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, the Company believes that in 2023 it was exempt from U.S. federal income taxation on its U.S.-source shipping income under Section 883 of the Code because it satisfied the “50% Ownership Test”, as defined therein, including the substantiation and reporting requirements to claim the benefits of the 50% Ownership Test. Because satisfaction of the 50% Ownership Test depends on both the residence of the shareholders of the Company on at least half the number of days in the taxable year and the willingness and ability of those shareholders to cooperate with the Company’s compliance with the substantiation and reporting requirements under the 50% Ownership Test, we believe that if the Offer is consummated, it is likely that the Company will be unable to satisfy the 50% Ownership Test in 2024, and, as a result, may be subject to U.S. federal income taxation on its U.S.-source shipping income in 2024.”

15.	The information set forth in Section 18 of the Offer to Purchase entitled “LEGAL PROCEEDINGS” is hereby amended and supplemented by deleting the last full paragraph thereof in its entirety and replacing it with the following:

“On January 29, 2024, the defendants filed motions to dismiss the complaint. On March 14, 2024, the Offeror filed an omnibus opposition memorandum of law. On April 4, 2024, the defendants filed reply memoranda of law in further support of their motions to dismiss. The outcome of the motions to dismiss and the Cancellation Proceedings cannot be predicted with certainty. The Case Number for the Cancellation Proceedings is 655326/2023.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Exhibit	Description

(a)(1)(Q)	Press Release issued by Sphinx Investment Corp. on June 27, 2024 (filed herewith).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2024

SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

MARYPORT NAVIGATION CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

George Economou

/s/ George Economou
George Economou

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published in the New York Times on October 11, 2023 *

(a)(1)(G)	Amended and Restated Offer to Purchase*

(a)(1)(H)	Form of revised Letter of Transmittal*

(a)(1)(I)	Form of revised Notice of Guaranteed Delivery*

(a)(1)(J)	Form of revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(K)	Form of revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(L)	Complaint filed by Sphinx Investment Corp. in the Supreme Court of the State of New York located in the County of New York*

(a)(1)(M)	Press Release issued by Sphinx Investment Corp. on October 30, 2023*

(a)(1)(N)	Press Release issued by Sphinx Investment Corp. on November 15, 2023*

(a)(1)(O)	Supplement to Amended and Restated Offer to Purchase dated December 5, 2023*

(a)(1)(P)	Press Release issued by Sphinx Investment Corp. on March 26, 2024*

(a)(1)(Q)	Press Release issued by Sphinx Investment Corp. on June 27, 2024**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table*

*   Previously filed

** Filed herewith